Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Third Quarter 2004 Results

Toronto, Ontario (October 13, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the third quarter of 2004. Comparative figures relate to the three and nine months ending August 31, 2003 and all dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totaled $90.4 million at August 31, 2004, compared with $60.1 million at year-end 2003. The increase is a result of the net proceeds received from the financing that was completed March 4, 2004, being greater than the cash used in operations during the first three quarters of the fiscal period. Our net cash used in operating activities for the three months ended August 31, 2004 was $13.2 million.

The loss for the third quarter of 2004 was $19.6 million, or $0.27 per share, compared to a loss of $5.9 million, or $0.10 per share in the third quarter of 2003. For the nine months ended August 31, 2004 the loss was $45.8 million, or $0.67 per share, compared to a loss of $18.6 million, or $0.34 per share for the comparable period in 2003. The increased loss for these two periods resulted mainly from the costs of our phase III clinical programs. As further detailed below, our statement of operations also includes a foreign exchange loss of $2.1 million for the three months ended August 31, 2004.

Research and development (R&D) expenditures totaled $13.9 million in the third quarter of 2004, compared to $5.8 million in the third quarter of 2003. For the nine months ended August 31, 2004, R&D expenditures were $36.2 million, compared to $14.2 million for the comparable period in 2003. This increase was driven primarily by the increased recruitment of patients and the initiation of new clinical sites in our two phase III clinical trials. The number of new clinical site initiations increased by approximately 170% and 140% for the nine-month and three-month periods respectively, as compared to 2003. The number of patients recruited into these trials, which is a key driver of R&D costs, also increased substantially during these two periods as compared to 2003.

General and administration (G&A) expenditures totaled $4.1 million for the third quarter of 2004, compared to $2.6 million for the third quarter of 2003. For the nine months ended August 31, 2004, G&A expenditures were $11.2 million, compared to $7.2 million for the comparable period in 2003. The majority of the increase in G&A expenditures resulted from infrastructure and other costs, which have increased to support our two phase III clinical programs and preparatory activities for the commercialization of our products.

Our statement of operations includes a foreign exchange loss of $2.1 million for the three months ended August 31, 2004 as a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period, and a foreign exchange gain of $0.5 million for the nine months ended August 31, 2004 as a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this nine month period. While our functional currency is the Canadian dollar, the funds raised in the financings that we completed in 2003 and 2004 were in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur in connection with executing our phase III clinical trials and, therefore, this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at www.vasogen.com.

Highlights

o Comprehensive results from our phase II trial of Celacade(TM) (immune modulation therapy) in advanced chronic heart failure patients were published in the September 15, 2004 issue of the Journal of the American College of Cardiology (JACC) (Vol 44, Issue 6, pp. 1181-1186). The article was authored by Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at the Methodist DeBakey Heart Center and Baylor College of Medicine; Dr. Francois Sestier, Faculty of Medicine at the University of Montreal; Dr. Branislav Radovancevic, Associate Director, Cardiovascular Surgery and Transplant Research, Texas Heart Institute; and Dr. James Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation. The clinical trial evaluated 73 patients with advanced chronic heart failure who were all receiving stable doses of pharmaceuticals that reflected the current standard of care. The key finding from the published study was a significant reduction in the risk of death (p=0.022; 1 vs. 7 deaths) and all-cause hospitalization (p=0.008; 12 vs. 21 hospitalizations) for patients receiving Celacade(TM) compared to those receiving placebo.

o The results published in JACC formed the basis for our ongoing 2,000-patient phase III ACCLAIM trial, which is designed to support regulatory approval and marketing for Celacade(TM) for the treatment of chronic heart failure in North America and Europe. The ACCLAIM study is further evaluating the impact of Celacade(TM) on reducing mortality and morbidity in patients with advanced heart failure. ACCLAIM is expected to complete patient enrolment by the end of the first quarter of 2005.

o Our 500-patient phase III SIMPADICO trial, which is further investigating the impact of Celacade(TM) on reducing the debilitating symptoms associated with peripheral arterial disease (PAD), is designed to support regulatory approval and marketing of Celacade(TM) for the treatment of symptomatic PAD in North America and Europe. SIMPADICO is expected to complete patient enrolment by the end of the year.

o Preclinical results demonstrating the ability of Celacade(TM) to reduce heart muscle inflammation were presented at the 8th Annual Scientific Meeting of the Heart Failure Society of America in Toronto. The research was conducted by Dr. Guillermo Torre-Amione, Katy Becker, Corinne Brann, and Dr. Douglas L. Mann from the Methodist DeBakey Heart Center and Winter's Center of Heart Failure Research at Baylor College of Medicine. In a preclinical model of cardiac inflammation, Celacade(TM) decreased both myocardial levels of the pro-inflammatory cytokine TNF-a and inflammatory cellular infiltrates in heart tissue. Inflammatory cellular infiltrates were found in 57% of controls and in only 25% of animals treated with Celacade(TM). Furthermore, Celacade(TM) treatment resulted in a significant attenuation of TNF-a levels (p<0.001). Previous preclinical studies in other models of inflammatory disease have shown that, in addition to decreasing TNF-a levels, Celacade(TM) down-regulates a number of pro-inflammatory cytokines and increases levels of key anti-inflammatory cytokines. The key importance of this finding is that the anti-inflammatory effects of Celacade(TM) were focused at the tissue level within the myocardium, providing new insights into the potential mechanism of benefit of Celacade(TM) in heart failure.

o We held an R&D Investor Meeting in New York on September 9, 2004 to review Vasogen's technology and clinical programs. Panel members included: Dr. Jeffrey Olin, Professor of Medicine, Mount Sinai School of Medicine and Global Principal Investigator and Chairman of the Steering Committee for the SIMPADICO study; Dr. Milton Packer, Director, Center for Biostatistics and Clinical Science, University of Texas and a member of Vasogen's Scientific Advisory Board; Dr. Guillermo Torre-Amione, Medical Director, Heart Transplant Service, Texas Heart Institute and Medical Director, Cardiac Transplant Service, Baylor College of Medicine and Principal Investigator for the U.S. arm of the ACCLAIM trial; and Dr. James Young, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at the Cleveland Clinic and Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial. Panel members discussed the need for new therapeutic options in chronic heart failure and peripheral arterial disease and described why the inflammatory pathway represents an important therapeutic target. The potential ability of Celacade(TM) to address the inflammatory pathway was presented along with the clinical impact of Celacade(TM) in phase II trials in PAD and CHF. Panel members also commented on the depth of experience of the Steering Committees for Vasogen's ACCLAIM and SIMPADICO trials.

o Our VP series of drugs are being developed at international centers of excellence for neuroscience. This program is focused on investigating the therapeutic potential of these drugs and identifying lead indications for clinical development. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neuroinflammatory disorders. We are currently in the process of preparing an IND submission and expect to initiate a phase I clinical trial of VP025 early next year.

          o Preclinical research demonstrating the ability of VP025 to significantly delay the onset of disease and increase survival in a model of amyotrophic lateral sclerosis (ALS) - also referred to as Lou Gehrig's disease - were presented at the 128th Annual Meeting of the American Neurological Association. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital and Professor of Neurology at Baylor College of Medicine. In a preclinical model of ALS, VP025 significantly delayed disease onset (p=0.009) and prolonged survival (p=0.004). These findings suggest that the anti-inflammatory effects of VP025 may be useful in slowing the progression of ALS. There is a desperate need for more effective therapies in ALS and this research could lead to a new approach for the treatment of this devastating disease.

          o Preclinical research demonstrating the ability of VP025 to reverse a measure of the memory and learning impairment associated with aging was presented by Professor Marina Lynch, PhD, Department of Physiology, Trinity College, Dublin, Ireland, at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal. We believe that the ability to actually improve an established loss of memory and learning would be a major breakthrough in the treatment of a number of debilitating diseases associated with aging, including Alzheimer's disease and Parkinson's disease.

As previously announced, a conference call will be conducted on October 13, 2004 at 4:30 p.m. Eastern Time. The conference call may be accessed at 416-695-5261 or 1-877-888-4605 ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call
                          ---------------
may be accessed by calling 1-866-576-1010, pin code 5367, and will also be available at www.vasogen.com.
             ---------------

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company's 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade(TM) on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen's 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade(TM) on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead candidate from this new class of drugs, is in preclinical development for the treatment of neurogenerative disorders including Parkinson's and Alzheimer's disease.

This press release and upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                 Interim Consolidated Financial Statements Below

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                               August 31,         November 30,
                                                                                     2004                 2003
----------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                               $      2,519         $      4,476
     Marketable securities (note 2)                                                87,914               52,354
     Clinical supplies                                                              3,923                4,418
     Tax credits recoverable                                                        1,331                1,383
     Prepaid expenses and other receivables                                           530                1,021
     -----------------------------------------------------------------------------------------------------------------
                                                                                   96,217               63,652

Marketable securities (note 2)                                                          -                3,255

Capital assets                                                                      1,269                  890
Less accumulated amortization                                                         652                  530
----------------------------------------------------------------------------------------------------------------------
                                                                                      617                  360

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                       3,259                3,068
----------------------------------------------------------------------------------------------------------------------
                                                                                      822                1,013

Deferred costs                                                                          -                  503

----------------------------------------------------------------------------------------------------------------------
                                                                             $     97,656         $     68,783
----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                        $      4,602         $      3,831
     Accrued liabilities                                                            4,623                2,487
----------------------------------------------------------------------------------------------------------------------
                                                                                    9,225                6,318

Shareholders' equity:
     Share capital (note 3(a)):
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              72,123,786 common shares
                (November 30, 2003 - 62,023,000)                                  244,850              173,380
     Warrants (note 3(d))                                                           1,456                1,456
     Options (note 3(b))                                                            1,051                  744
     Deficit                                                                     (158,926)            (113,115)
----------------------------------------------------------------------------------------------------------------------
                                                                                   88,431               62,465

----------------------------------------------------------------------------------------------------------------------
                                                                             $     97,656         $     68,783
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

----------------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                              Three months ended             Nine months ended         1987 to
                                                   August 31,                    August 31,         August 31,
                                               2004          2003            2004          2003           2004
----------------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development          $     13,865   $     5,794    $     36,172   $    14,218   $    107,103
     General and administration               4,056         2,581          11,175         7,174         56,915
     Foreign exchange loss (gain)             2,127        (2,206)           (510)       (1,910)           810
----------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                  (20,048)       (6,169)        (46,837)      (19,482)      (164,828)

Investment income                               401           299           1,026           849          7,412
----------------------------------------------------------------------------------------------------------------------

Loss for the period                         (19,647)       (5,870)        (45,811)      (18,633)      (157,416)

Deficit, beginning of period               (139,279)      (93,930)       (113,115)      (81,167)        (1,510)

----------------------------------------------------------------------------------------------------------------------
Deficit, end of period                 $   (158,926)  $   (99,800)   $   (158,926)  $   (99,800)  $   (158,926)
----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share
   (note 4)                            $     (0.27)   $    (0.10)    $     (0.67)   $    (0.34)

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

----------------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                              Three months ended             Nine months ended         1987 to
                                                  August 31,                    August 31,          August 31,
                                               2004          2003            2004          2003           2004
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period              $   (19,647)  $     (5,870)    $   (45,811)   $   (18,633)  $   (157,416)
     Items not involving cash:
         Amortization of capital
           assets and acquired
           technology                         104             97             313            290          4,136
         Services provided for
           common shares                        -              -               -              -          2,449
         Unrealized foreign
           exchange loss (gain)             1,978         (2,183)           (910)        (1,842)          (484)
         Stock compensation
           to non-employees                   105             88             307            209            738
         Other                                  -              -               -              -            (35)
     Change in non-cash
       operating working capital            4,278           (427)          3,945           (747)         3,413
----------------------------------------------------------------------------------------------------------------------
                                          (13,182)        (8,295)        (42,156)       (20,723)      (147,199)

Financing:
     Shares issued for cash                     -         50,669          76,913         50,669        233,405
     Share issue costs                          -         (4,069)         (5,625)        (4,038)       (17,265)
     Warrants exercised for cash                -              -               -              -         16,941
     Options exercised for cash                24            134             685            209          6,427
     Issued on convertible debt, net            -              -               -              -            622
     Payable to related parties                 -              -               -              -           (234)
----------------------------------------------------------------------------------------------------------------------
                                               24         46,734          71,973         46,840        239,896

Investments:
     Increase in acquired technology            -              -               -              -         (1,283)
     Increase in capital assets              (128)            (6)           (379)          (103)        (1,466)
     Purchases of marketable
       securities                            (401)       (48,161)        (74,514)       (48,861)      (221,409)
     Maturities of marketable
       securities                          15,483         10,543          43,132         22,916        133,983
----------------------------------------------------------------------------------------------------------------------
                                           14,954        (37,624)        (31,761)       (26,048)       (90,175)

Foreign exchange loss on
   cash held in foreign currency              (22)           (29)            (13)           (44)            (3)
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                     1,774            786          (1,957)            25          2,519

Cash and cash equivalents,
   beginning of period                        745          1,263           4,476          2,024              -

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                      $     2,519   $      2,049     $     2,519    $     2,049   $      2,519
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2004
(Unaudited)
--------------------------------------------------------------------------------



Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonal or cyclical factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements as at and for the year ended November 30, 2003.


1.   Significant accounting policies:

     These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.


2.   Marketable securities:


     Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

----------------------------------------------------------------------------------------------------------------------
                                                 Less than   Greater than
                                                  one year       one year                             Yield to
       August 31, 2004                          maturities     maturities            Total            maturity
----------------------------------------------------------------------------------------------------------------------
       Corporate bonds                         $    87,914      $       -       $   87,914       1.50% - 2.14%

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                 Less than   Greater than
                                                  one year       one year                             Yield to
       November 30, 2003                        maturities     maturities            Total            maturity
----------------------------------------------------------------------------------------------------------------------

       Corporate bonds                         $    52,354      $   3,255       $   55,609       2.50% - 2.95%

----------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2004
(Unaudited)

--------------------------------------------------------------------------------------------------------------------


3.   Shareholders' equity:


     (a) Share capital:


         Authorized:
              Unlimited common shares, without par value

         Issued:
--------------------------------------------------------------------------------------------------------------------
                                                                              Number of
                                                                                 common
                                                                                 shares               Amount
--------------------------------------------------------------------------------------------------------------------
         Balance, December 1, 2003                                               62,023         $    173,380
         Issued for cash                                                          9,775               76,913
         Issued for options exercised                                               326                  685
         Share issue costs                                                            -               (6,128)

--------------------------------------------------------------------------------------------------------------------
         Balance, end of period                                                  72,124         $    244,850
--------------------------------------------------------------------------------------------------------------------

         Public offering:
         On March 4, 2004, the Company completed a public offering raising gross proceeds of approximately $76.9 million (U.S. $57.7 million), resulting from the issuance of 9,775,000 common shares at a price of $7.92 (U.S. $5.90) per share.


     (b) Stock-based compensation:
         As at August 31, 2004, there were 673,581 (November 30, 2003 - 1,496,366) options available for grant.

--------------------------------------------------------------------------------------------------------------------
                                                                                                    Weighted
                                                                                                     average
                                                                                                    exercise
                                                                                Options                price
--------------------------------------------------------------------------------------------------------------------
         Outstanding, December 1, 2003                                            3,245            $    5.00
         Issued                                                                     829                 7.70
         Exercised                                                                 (326)                2.10
         Cancelled                                                                  (35)                6.12

--------------------------------------------------------------------------------------------------------------------
         Outstanding, end of period                                               3,713                 5.84
--------------------------------------------------------------------------------------------------------------------

         Exercisable, end of period                                               1,776            $    5.86

--------------------------------------------------------------------------------------------------------------------


         The table above includes 61,906 options granted to non-employees in the current period for a fair value of $337,102.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2004
(Unaudited)

----------------------------------------------------------------------------------------------------------------


3.   Shareholders' equity (continued):


     The  following  table  provides  information  on  options  outstanding  and exercisable as of August 31, 2004:
----------------------------------------------------------------------------------------------------------------
                                            Options outstanding                  Options exercisable
                                ------------------------------------------    ----------------------------------
                                                                  Weighted
                                                  Weighted         average                      Weighted
                                                   average       remaining                       average
     Exercise                        Number       exercise     contractual         Number       exercise
     price                      outstanding          price    life (years)    exercisable          price
----------------------------------------------------------------------------------------------------------------

     $1.25 -   3.39                     641       $   2.89             2.1            393      $    2.91
     $3.40 -   5.65                   1,419           4.70             6.0            443           4.47
     $5.66 -   9.04                   1,160           7.30             3.5            749           7.14
     $9.05 - 11.30                      493           9.55             3.4            191          10.10

----------------------------------------------------------------------------------------------------------------
                                      3,713           5.84             4.2          1,776           5.86
----------------------------------------------------------------------------------------------------------------

     In 2003, The Canadian Institute of Chartered Accountants' ("CICA") amended Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments", to require the recording of compensation expense on the granting of all stock-based compensation awards, including stock options to employees, calculated using the fair value method. The Company will adopt this standard on December 1, 2004.


     In the current fiscal period, the CICA Handbook Section 3870 does not require the recognition of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma loss for the period and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

----------------------------------------------------------------------------------------------------------------
                                                Three months ended                  Nine months ended
                                                    August 31,                         August 31,
                                                2004             2003              2004             2003
----------------------------------------------------------------------------------------------------------------

     Loss for the period               $     (19,647)     $    (5,870)     $    (45,811)    $    (18,633)
     Pro forma compensation
        expense - employees                     (865)            (128)           (2,037)            (817)

----------------------------------------------------------------------------------------------------------------
     Pro forma loss for the period     $     (20,512)     $    (5,998)     $    (47,848)    $    (19,450)
----------------------------------------------------------------------------------------------------------------

     Pro forma loss per share:
          Basic and diluted            $      (0.28)      $     (0.10)     $     (0.70)     $      (0.36)

----------------------------------------------------------------------------------------------------------------

     The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002. vasogen inc.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2004
(Unaudited)

-----------------------------------------------------------------------------------------------------------------


3.   Shareholders' equity (continued):


     The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

-----------------------------------------------------------------------------------------------------------------
                                                                                     Nine months ended
                                                                                        August 31,
                                                                                    2004             2003
-----------------------------------------------------------------------------------------------------------------
      Weighted average risk-free
         interest rate                                                             4.49%            4.26%
      Volatility factor of the
         expected market
         price of the Company's
         common shares                                                               82%              81%
      Weighted average expected
         life of the employment options                                        4.4 years          4 years

-----------------------------------------------------------------------------------------------------------------


     The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2004 was $4.79.


     The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.


(c)  Deferred share units:


     Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of Board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2004
(Unaudited)

--------------------------------------------------------------------------------


3.   Shareholders' equity (continued):


     As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares at each period end.


     The Company recorded $7,500 in compensation expense relating to 1,231 DSUs granted in July 2004 for services rendered during the quarter.


     As at and for the nine months ended August 31, 2004, 23,638 DSUs are issued and outstanding with a value of $140,175.

(d)  Warrants:
     As at August 31, 2004, 985,237 warrants are outstanding and exercisable. There were no warrants issued or exercised since November 30, 2003.

4.   Loss per share:
     Basic and diluted loss per share:

--------------------------------------------------------------------------------------------------------------------
                                                    Three months ended                  Nine months ended
                                                        August 31,                         August 31,
                                                    2004             2003              2004             2003
--------------------------------------------------------------------------------------------------------------------
     Weighted average number of common shares outstanding:
         Basic                                    72,118           58,172            68,729           54,019

--------------------------------------------------------------------------------------------------------------------

     Loss per share:
         Basic and diluted                   $    (0.27)      $     (0.10)      $    (0.67)       $    (0.34)

--------------------------------------------------------------------------------------------------------------------

5.   Segment information:
     The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.

6.   Comparative figures:
     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.